FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                      Report of Foreign Private Registrants

                        Pursuant to Rule 13a-16 or 15d-16

                     of the Securities Exchange Act of 1934

                         For the month of February, 2004

                           GRANITE MORTGAGES 03-2 PLC
                 (Translation of registrant's name into English)
                          Fifth Floor, 100 Wood Street,
                            London EC2V 7EX, England
                    (Address of principal executive offices)


                        GRANITE FINANCE TRUSTEES LIMITED
                 (Translation of registrant's name into English)
                         22 Grenville Street, St Helier,
                         Jersey JE4 8PX, Channel Islands
                    (Address of principal executive offices)


                         GRANITE FINANCE FUNDING LIMITED
                 (Translation of registrant's name into English)
                               4 Royal Mint Court,
                            London EC3N 4HJ, England
                    (Address of principal executive offices)




        Indicate by check mark whether the registrants file or will file annual reports under cover Form 20-F or Form 40-F

                    Form 20-F   X   Form 40-F

        Indicate by check mark whether the registrants by furnishing the information contained in this Form are also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                      Yes           No     X

                                   SIGNATURES

               Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.



                          GRANITE MORTGAGES 03-2 PLC


                          By:                 /s/  Clive Rakestrow
                                 -------------------------------------------
                          Name: L.D.C. Securitisation Director No. 1 Limited by its authorized person Clive
                          Rakestrow for and on its behalf
                          Title:  Director
Date: 22 March 2004

                          GRANITE FINANCE FUNDING LIMITED


                          By:              /s/  Nigel  Charles Bradley
                                 -------------------------------------------
                          Name:  Nigel Charles Bradley
                          Title:  Director
Date: 22 March 2004

                          GRANITE FINANCE TRUSTEES LIMITED


                          By:            /s/  Daniel Le Blancq
                                 -------------------------------------------
                          Name:  Daniel Le Blancq
                          Title:  Director
Date: 22 March 2004

INVESTORS' MONTHLY REPORT
GRANITE MORTGAGES 03-2

Granite Mortgages 03-2 Plc, Granite Finance Trustees Limited, and Granite Finance Funding Limited
Period 1 February 2004 - 29 February 2004

N.B. this data fact sheet and its notes can only be a summary of certain features of the bonds and their structure. No representation can be made that the information herein is accurate or complete and no liability is accepted therefor. Reference should be made to the issue documentation for a full description of the bonds and their structure. This data fact sheet and its notes are for information purposes only and are not intended as an offer or invitation with respect to the purchase or sale of any security. Reliance should not be placed on the information herein when making any decision whether to buy, hold or sell bonds (or other securities) or for any other purpose.

Mortgage Loans

Number of Mortgage Loans in Pool                                220,047

Current Balance                                     (GBP)16,895,979,565

Last Months Closing Trust Assets                    (GBP)17,537,520,729

Funding share                                       (GBP)15,686,713,930

Funding Share Percentage                                          92.84%

Seller Share*                                        (GBP)1,209,265,635

Seller Share Percentage                                            7.16%

Minimum Seller Share (Amount)*                         (GBP)709,465,135

Minimum Seller Share (% of Total)                                  4.20%

Excess Spread last quarter annualised (% of Total)                 0.40%

* Please see the Additional Notes to the Investor Reports

Arrears Analysis of Non Repossessed Mortgage Loans



                               Number                  Principal (GBP)           Arrears (GBP)                     By Principal (%)

< 1 Month                     216,645                 16,659,005,349                         0                           98.60%

> = 1 < 3 Months                2,810                    198,346,648                 2,101,907                            1.17%

> = 3 < 6 Months                  461                     30,132,057                   825,272                            0.18%

> = 6 < 9 Months                   92                      5,884,260                   293,256                            0.03%

> = 9 < 12 Months                  30                      1,955,141                   133,260                            0.01%

> = 12 Months                       9                        656,110                    50,694                            0.00%

Total                         220,047                 16,895,979,565                 3,404,389                          100.00%





Properties in Possession

                               Number                     Principal (GBP)         Arrears (GBP)

Total (since inception)           130                         6,895,052                327,890

Properties in Possession                                                                    70

Number Brought Forward                                                                      49

Repossessed (Current Month)                                                                 21

Sold (since inception)                                                                      60

Sold (current month)                                                                        10

Sale Price / Last Loan Valuation                                                          1.06

Average Time from Possession to Sale (days)                                                119

Average Arrears at Sale                                                             (GBP)2,039

Average Principal Loss (Since inception)*                                             (GBP)274

Average Principal Loss (current month)**                                                (GBP)0

MIG Claims Submitted                                                                         7

MIG Claims Outstanding                                                                       0

Average Time from Claim to Payment                                                          59

*This figure is calculated taking the cumulative principal losses since inception pre MIG claims divided by the number of properties sold since inception.
**This figure is calculated taking the cumulative principal losses for the current month pre MIG claims divided by the number of properties sold in the current month.
Note: The arrears analysis and repossession information is at close of business for the report month





Substitution

                                                              Number            Principal (GBP)

Substituted this period                                            0                    (GBP)0

Substituted to date (since 26 March 2001)                    344,923       (GBP)26,658,375,004

CPR Analysis

                                                              Monthly                  Annualised

Current Month CPR Rate                                         3.80%                     37.16%

Previous Month CPR Rate                                        3.65%                     35.49%



Weighted Average Seasoning (by value) Months                                             25.07

Weighted Average Remaining Term (by value) Years                                         19.85

Average Loan Size                                                                  (GBP)76,784

Weighted Average LTV (by value)                                                          74.54%

Weighted Average Indexed LTV (by value)                                                  60.91%

Fast Track (by value)                                                                    24.81%


Product Breakdown

Fixed Rate (by balance)                                                                  53.19%

Together (by balance)                                                                    24.36%

Capped (by balance)                                                                       1.81%

Variable (by balance)                                                                    19.18%

Tracker (by balance)                                                                      1.46%

Total                                                                                    100.0%



Geographic Analysis


                               Number                       % of Total           Value (GBP)                         % of Total

East Anglia                     4,767                           2.17%              366,642,757                            2.17%

East Midlands                  16,155                           7.34%            1,101,617,868                            6.52%

Greater London                 26,462                          12.03%            3,313,301,593                           19.61%

North                          29,151                          13.25%            1,498,673,387                            8.87%

North West                     30,440                          13.83%            1,865,316,144                           11.04%

Scotland                       16,561                           7.53%            1,000,241,990                            5.92%

South East                     32,914                          14.96%            3,419,746,264                           20.24%

South West                     14,661                           6.66%            1,236,785,704                            7.32%

Wales                           9,664                           4.39%              581,221,697                            3.44%

West Midlands                  14,889                           6.77%            1,062,757,115                            6.29%

Yorkshire                      24,383                          11.08%            1,449,675,047                            8.58%

Total                         220,047                            100%           16,895,979,565                             100%


LTV Levels Breakdown


                                                            Number                Value (GBP)                         % of Total

0% < 25%                                                       7,201               278,783,663                            1.65%

> = 25% < 50%                                                 26,549             1,848,420,164                           10.94%

> = 50% < 60%                                                 17,295             1,449,675,047                            8.58%

> = 60% < 65%                                                 10,073               900,555,711                            5.33%

> = 65% < 70%                                                 11,671             1,064,446,713                            6.30%

> = 70% < 75%                                                 17,217             1,486,846,202                            8.80%

> = 75% < 80%                                                 16,567             1,657,495,595                            9.81%

> = 80% < 85%                                                 19,081             1,694,666,750                           10.03%

> = 85% < 90%                                                 33,125             2,311,370,004                           13.68%

> = 90% < 95%                                                 46,757             3,313,301,593                           19.61%

> = 95% < 100%                                                14,340               880,280,535                            5.21%

> = 100%                                                         171                10,137,588                            0.06%

Total                                                        220,047            16,895,979,565                           100.0%

Repayment Method

                                                             Number                 Value (GBP)                         % of Total

Endowment                                                     33,036             2,377,264,325                           14.07%

Interest Only                                                 19,889             2,449,917,037                           14.50%

Pension Policy                                                   724                70,963,114                            0.42%

Personal Equity Plan                                           1,493               108,134,269                            0.64%

Repayment                                                    164,905            11,889,700,820                           70.37%

Total                                                        220,047            16,895,979,565                          100.00%


Employment Status

                                                              Number               Value (GBP)                         % of Total

Full Time                                                    195,733            14,400,443,383                           85.23%

Part Time                                                      2,876               162,201,404                            0.96%

Retired                                                          519                16,895,980                            0.10%

Self Employed                                                 18,674             2,213,373,323                           13.10%

Other                                                          2,245               103,065,475                            0.61%

Total                                                        220,047            16,895,979,565                          100.00%


NR Current Existing Borrowers' SVR                                                       5.99%

Effective Date of Change                                                       1 February 2004


Notes        Granite Mortgages 03-2 plc

                          Outstanding                         Rating             Reference Rate                          Margin
                                                     Moodys/S&P/Fitch
Series 1

A1                       $732,034,203                    Aaa/AAA/AAA                      1.20%                           0.08%

A2                     $1,006,000,000                    Aaa/AAA/AAA                      1.28%                           0.16%

A3                       $500,000,000                    Aaa/AAA/AAA                      1.37%                           0.25%

B                         $76,500,000                      Aa3/AA/AA                      1.61%                           0.49%

C                         $10,500,000                   Baa2/BBB/BBB                      2.67%                           1.55%

Series 2

A                   (euro)300,000,000                    Aaa/AAA/AAA                      2.33%                           0.25%

B                    (euro)72,900,000                      Aa3/AA/AA                      2.57%                           0.49%

M                    (euro)52,300,000                         A2/A/A                      2.83%                           0.75%

C1                   (euro)16,000,000                   Baa2/BBB/BBB                      5.20%              Fixed until 07/10

C2                   (euro)65,500,000                   Baa2/BBB/BBB                      3.63%                           1.55%

Series 3

A                    (GBP)352,280,000                    Aaa/AAA/AAA                     4.625%              Fixed until 07/10

C                     (GBP)15,000,000                   Baa2/BBB/BBB                      5.58%                           1.55%


Credit Enhancement

                                                                                  % of Notes Outstanding

Class B and M Notes ((GBP)Equivalent)               (GBP)137,050,418                      6.30%

Class C Notes ((GBP)Equivalent)                      (GBP)79,770,314                      3.67%


                                                                                    % of Funding Share

Class B and M Notes ((GBP)Equivalent)               (GBP)137,050,418                      0.87%

Class C Notes ((GBP)Equivalent)                      (GBP)79,770,314                      0.51%

Granite Mortgages 03-2 Reserve Fund Requirement      (GBP)35,000,000                      0.22%

Balance Brought Forward                              (GBP)20,267,627                      0.13%

Drawings this Period                                          (GBP)0                      0.00%

Excess Spread this Period                             (GBP)1,589,201                      0.01%

Funding Reserve Fund Top-up this Period*                      (GBP)0                      0.00%

Current Balance                                      (GBP)21,856,828                      0.14%

Funding Reserve Balance                              (GBP)26,915,060                      0.17%

Funding Reserve %                                               0.6%                        NA

*Top-ups only occur at the end of each quarter.


Additional Notes to the Investor Reports

The Overcollateralisation test will be breached on any distribution date where the aggregate current balance of mortgage loans on such distribution date is less than an amount equal to the product of 1.05 and the principal amount outstanding of all notes of all issuers on such distribution date. The principal amount outstanding of such notes will be calculated on a straight line basis by applying the appropriate constant payment rate applicable to each series of notes on a monthly, rather than quarterly, basis.

A non asset trigger event will occur if the current seller share is equal to or less the minimum seller share for two consecutive months. The one month cure period will now allow the seller to substitute new loans into the trust to meet the minimum seller requirement.

The notes may be redeemed at the option of the issuer if on the payment date falling on or after July 2008, the New Basel Capital Accord has been implemented in the United Kingdom